Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

5 Year Autocallable Buffered Equity Linked Securities Linked to SPXI4EV6

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The S&P 500 Futures 40% Intraday Edge Volatility TCA 6% Decrement Index (USD) ER (ticker: "SPXI4EV6")
Pricing date:	September 15, 2026
Valuation date:	Unless earlier redeemed, September 15, 2031
Maturity date:	September 18, 2031
Coupon:	Approximately at least 7.25%* per annum, paid monthly
Coupon payment dates:	Monthly
Downside threshold value:	85% of the initial underlying value
Downside event:	A downside event will occur if the final underlying value is less than the downside threshold value
Buffer percentage:	15%
Automatic early redemption:	If on any autocall date the closing value of the underlying is greater than or equal to the initial underlying value, the securities will be automatically called for an amount equal to the principal plus the related coupon
Autocall dates:	Monthly, beginning after one year
CUSIP / ISIN:	17334CTH7 / US17334CTH78
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the valuation date
Underlying return:	(final underlying value – initial underlying value) / initial underlying value
Payment at maturity:	If the securities are not automatically redeemed prior to maturity, for each $1,000 stated principal amount security you hold at maturity, you will receive the final coupon payment *plus*: • If a downside event does *not* occur: $1,000 • If a downside event occurs: $1,000 + [$1,000 × (the underlying return + the buffer percentage)] If the securities are not automatically redeemed prior to maturity and a downside event occurs, which means that the underlying has depreciated from the initial underlying value by more than the buffer percentage, you will lose 1% of the stated principal amount of your securities at maturity for every 1% by which that depreciation exceeds the buffer percentage. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated August 28, 2026

* The actual coupon will be determined on the pricing date.
** The hypotheticals assume the coupon will be set to the lowest value indicated in this offering summary.

Hypothetical Interim Payment per Security**

Hypothetical Percentage Change in Underlying on an Autocall Date	Hypothetical Payment on the Immediately Following Coupon Payment Date	Hypothetical Redemption
100.00%	$1,006.042	Redeemed
50.00%	$1,006.042	Redeemed
25.00%	$1,006.042	Redeemed
0.00%	$1,006.042	Redeemed
-10.00%	$6.042	Securities not redeemed
-20.00%	$6.042	Securities not redeemed
-25.00%	$6.042	Securities not redeemed
-75.00%	$6.042	Securities not redeemed
-100.00%	$6.042	Securities not redeemed

Hypothetical Payment at Maturity per Security**

Assumes the securities have not been automatically redeemed prior to maturity and includes the final coupon payment

Hypothetical Underlying Return	Hypothetical Payment at Maturity
100.00%	$1,006.042
75.00%	$1,006.042
50.00%	$1,006.042
25.00%	$1,006.042
0.00%	$1,006.042
-15.00%	$1,006.042
-15.01%	$1,005.942
-30.00%	$856.042
-50.00%	$656.042
-70.00%	$456.042
-100.00%	$156.042

Selected Risk Considerations • You may lose a significant portion of your investment. Unlike conventional debt securities, the securities do not provide for th e repayment of the stated principal amount at maturity in all circumstances. If the securities are not automatically redeemed prior to maturity and a downside event occurs, which means that the underlying has depreciated from the initial underlying value by more than the buffer percentage, you will lose 1% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer percentage. • The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive coupon payments. • Higher coupon rates are associated with greater risk. • The securities offer downside exposure to the underlying, but no upside exposure to the underlying. • The performance of the securities will depend on the closing value of the underlying solely on the potential autocall dates and the valuation date, which makes the securities particularly sensitive to volatility of the underlying. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date is less than the issue price. For more information about the estim ate d value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have economic interests that are adverse to yours. • The calculation agent, which is an affiliate of the issuer, will make important determinations with respect to the securities . • If a material modification event occurs during the term of the securities, the issuer may redeem the securities early for an amount that may result in a significant loss on your investment. • The calculation agent may make determinations in connection with a material modification event and the early redemption amount that could adversely affect your return upon early redemption. • The U.S. federal tax consequences of an investment in the securities are unclear. • The underlying is highly risky because it may reflect highly leveraged exposure to the Underlying Futures Index and may therefore experience a decline that is many multiples of any decline in the Underlying Futures Index. • The underlying may realize significant losses if it is not consistently successful in increasing exposure to the Underlying F utu res Index in advance of increases in the Underlying Futures Index and reducing exposure to the Underlying Futures Index in advance of declines. • A significant portion of the underlying may be hypothetically uninvested, dampening returns. • The underlying may significantly underperform the S&P 500® Index. • The underlying may experience significantly greater volatility than its volatility target. • The underlying’s intraday trend - following mechanism may not be effective. • The underlying’s overnight mean - reversion mechanism may not be effective. • The underlying may perform poorly in temporary market downturns. • The underlying may be adversely affected by a “decay” effect. • The Underlying Futures Index is expected to underperform the S&P 500® Index because of an implicit financing cost. • The performance of the underlying will be reduced by notional costs and by a decrement of 6% per annum. • The decrement of 6% per annum may reduce the annual return of the underlying by more (and possibly significantly more) than 6%. • The negative impact of notional costs on the annual return of the underlying may be greater than the absolute amount by which notional costs reduce the level of the underlying. • The manner in which the underlying measures underlying volatility may not be effective. • This approach to determining the underlying volatility is premised on the notion that forward - looking implied volatility tends t o be higher than backward - looking realized volatility because of a risk premium embedded in the options used to calculate forward - looking implied volatility. • The underlying has limited actual performance information. • An affiliate of ours participated in the development of the underlying. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You s hou ld read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, index supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, index supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 293732 and 333 - 293732 - 02) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.